UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless AR Series Modules Selected by PATEO to Provide Cellular Connectivity for Geely Automotive Vehicles

AirPrime® AR modules provide automotive-grade cellular connectivity for PATEO’s telematics units installed in Geely’s connected cars

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 13, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced that PATEO has selected Sierra Wireless AirPrime® AR Series modules to enable cellular connectivity for its telematics units being installed in automotive vehicles for the China market. The automotive-grade AR Series embedded modules began shipping to PATEO in Q1 2016, and the first deployment of their telematics units is in Geely’s vehicle platforms.

“Sierra Wireless provides us with a leading-edge automotive connectivity solution that is easily scalable across 2G, 3G, and 4G technologies,” said Chris Ying, VP of PATEO Connected Cars. “The AR Series provides us with a full automotive-grade module and an open-source embedded platform for application services, offering a complete solution to support our vision to develop innovative technology for connected cars in the future.”

Based in Shanghai, PATEO is a leading provider of products and services for connected cars in China, specializing in telematics and infotainment systems. It has captured a significant market share in self-owned, joint venture and luxury brand markets in China. Geely is a leading Chinese automotive company with more than 30 vehicle models, a strong dealer presence in China, and global sales and service in more than 40 countries. Geely also owns the Swedish passenger car maker Volvo Car Group, which it acquired in 2010.

“The AR Series modules with the Legato™ embedded software application platform provides an advanced automotive solution for next-generation vehicles,” said Dan Schieler, SVP & GM of OEM Solutions for Sierra Wireless. “We are pleased to collaborate with PATEO and look forward to working closely with them on their cellular connectivity requirements.”

The Sierra Wireless AR Series embedded modules are integrated with Legato software, a Linux-based embedded platform designed to simplify application development and enable automotive OEMs to develop new connected car services. In addition to the flexible hardware design, the AirPrime AR Series firmware is designed to be future-proof as well. Using Sierra Wireless’ cloud-based platform, customers can easily upgrade device firmware over-the-air for thousands or even millions of deployed devices at a time.

For more information about AirPrime AR Series embedded modules, visit: http://www.sierrawireless.com/products-and-solutions/embedded-solutions/ar-series/. For more about Sierra Wireless solutions for Automotive, visit: http://www.sierrawireless.com/automotive.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime” and “Legato” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kathy Kwan, +852 2824 5203
Marketing - Asia
kkwan@sierrawireless.com
or
David Climie, 604 231 1137
Investor Relations
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	July 13, 2016